UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               EB2B Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26824R10969
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 2, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 16)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26824R10969              SCHEDULE 13D               Page 2 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P.    (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,645,327
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,645,327
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,645,327
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969              SCHEDULE 13D               Page 3 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc.  (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,645,327
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,645,327
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,645,327
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969              SCHEDULE 13D               Page 4 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Capital Partners, LLC (13-4068973)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,462,246
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,462,246
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,462,246
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969              SCHEDULE 13D               Page 5 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,905,312
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            11,007,573
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,905,312
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        11,007,573
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,912,885
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969              SCHEDULE 13D               Page 6 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 26824R10969              SCHEDULE 13D               Page 7 of 16 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,370,976
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,370,976
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,370,976
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 16 pages


Item 1.     Security and Issuer.

      This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of eB2B Commerce, Inc., a New Jersey corporation (the "Issuer;" references to the Issuer in this Schedule 13D include eB2B Commerce, Inc., a Delaware corporation that merged into the Issuer in April 2000). The address of the Issuer's principal executive office is 757 Third Avenue, New York, New York 10017.

      The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants issued in a private placement in September 1999 (the "September 1999 Warrants"); (ii) upon exercise of warrants issued in a bridge private financing in October 1999 (the "Bridge Warrants");
(iii) upon conversion of shares of the Issuer's convertible Series B Preferred Stock (the "B Preferred Shares"), issued in a private placement in December 1999 (the "B Preferred Offering"); (iv) upon exercise of warrants issued as part of the B Preferred Offering (the "December 1999 Warrants"); (v) upon exercise of warrants issued to Commonwealth Associates, L.P. ("Commonwealth") as placement agent compensation in connection with the B Preferred Offering (the "1999 Placement Agent Warrants"); (vi) upon exercise of warrants issued as compensation to Commonwealth for its services as a financial advisor to the Issuer in connection with the merger (the "Merger") it consummated in April 2000 (the "Merger Warrants"); (vii) shares of Common Stock issued to Commonwealth as a finder's fee in connection with the Merger (the "Merger Stock"); (viii) upon exercise of warrants issued as a finder's fee in connection with the Merger (the "Transaction Warrants"); (ix); upon exercise of warrants issued to ComVest Venture Partners, LP ("Venture Partners") in consideration of its making available a line of credit to the Issuer in April 2001 (the "Commitment Warrants"); (x) upon conversion of convertible notes (the "Notes") issued in a private placement in May 2001 (the "Note Offering"); (xi) upon exercise of warrants issued as part of the Note Offering (the "2001 Warrants"); (xii) upon exercise of warrants issued to Commonwealth as placement agent compensation in connection with the Note Offering (the "2001 Placement Agent Warrants"); (xiii) upon exercise of unit purchase options issued to Commonwealth as placement agent compensation in connection with the Note Offering (the "Unit Purchase Options"); and (xiv) upon exercise of options issued to Michael S. Falk in consideration of his services as a director of the Issuer (the "Directors Options"). The Bridge Warrants, December 1999 Warrants, 1999 Placement Agent Warrants, Transaction Warrants, Commitment Warrants, 2001 Warrants and 2001 Placement Agent Warrants are sometimes referred to herein as "Warrants."

Item 2.     Identity and Background.

      This statement is filed jointly by Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Capital Partners, LLC ("ComVest"), a limited partnership organized under the laws of Delaware whose principal business is investing in securities, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). Commonwealth, CAMC, ComVest, RMC, Falk and Priddy are the "Reporting Persons."

                                                              Page 9 of 16 pages


      Priddy and Keith Rosenbloom are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of ComVest are Priddy, Falk and Keith Rosenbloom. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Shanon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      The September 1999 Warrants were purchased by ComVest and Mr. Falk in a private placement with promissory notes for an aggregate consideration of $375,000. ComVest's funds were provided by its working capital and Mr. Falk's funds were provided by his personal funds.

      The Bridge Warrants were purchased by ComVest and Messrs. Falk, Priddy, Rosenbloom and Wynne in a private placement with bridge promissory notes for an aggregate consideration of $537,500. Such consideration consisted of cash in the amount of $162,500 and $375,000 in principal amount of the promissory notes purchased with the September Warrants. ComVest's funds were provided by its working capital and Messrs. Falk's, Priddy's and Rosenbloom's funds were provided by personal funds.

      The B Preferred Shares and the December 1999 Warrants were purchased by Commonwealth, ComVest and Messrs. Falk, Priddy, Rosenbloom and Wynne for an aggregate consideration of $1,937,500 as part of the B Preferred Offering. Such consideration consisted of cash in the amount of $1,400,000 and $537,500 in principal amount of the promissory notes purchased with the Bridge Warrants. Commonwealth's and ComVest's funds were provided by working capital and Messrs. Falk's, Priddy's and Rosenbloom's funds were provided by personal funds.

      The Commitment Warrants were issued to Venture Partners in consideration of its making available to the Issuer a line of credit. The Issuer terminated the line of credit without making any borrowings thereunder.

                                                             Page 10 of 16 pages


      The Notes and the 2001 Warrants were purchased by RMC for an aggregate consideration of $2,000,000 as part of the Note Offering. RMC's funds were provided by working capital.

      The 1999 Placement Agent Warrants were originally issued to Commonwealth as compensation for services rendered to the Issuer in connection with the Preferred Offering. The Merger Warrants were issued to Commonwealth as compensation for its services as a financial advisor to the Issuer in connection with the Merger. The Merger Stock and the Transaction Warrants were originally issued to Commonwealth as a finder's fee in connection with the Merger. The 2001 Placement Agent Warrants and Unit Purchase Options were originally issued to Commonwealth as compensation for services rendered to the Issuer in connection with the Note Offering. Certain of the 1999 Placement Agent Warrants, 2001 Placement Agent Warrants, Transaction Warrants, Merger Warrants and Merger Stock have been distributed by Commonwealth to certain of its employees, including Falk. Rosenbloom and Wynne.

      In August 2001, in a series of open market transactions, Commonwealth purchased 200,000 shares of Common Stock for an aggregate purchase price of $35,355.

      The Directors Options were issued to Mr. Falk by the Issuer in connection with his services as a director of the Issuer.

      In no case were any funds borrowed by any of the persons identified in this Schedule 13D in connection with the above transactions.

Item 4.     Purpose of Transaction.

      The 1999 Placement Agent Warrants, 2001 Placement Agent Warrants, Unit Purchase Options, Merger Warrants, Merger Stock and Transaction Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Directors Options were acquired by Mr. Falk as compensation for his services as a director of the Company and not for the purpose of acquiring control of the Company.

      The October1999 Warrants, Bridge Warrants, B Preferred Shares, December 1999 Warrants, Notes, 2001 Warrants and the 200,000 shares of Common Stock purchased by Commonwealth in August 2001 were acquired to make a profitable investment.

      The Agency Agreement, dated October 4, 1999 between Commonwealth and the Issuer, as amended (the "1999 Agency Agreement"), entered into in connection with the bridge financing in October 1999 and the Preferred Offering, gives Commonwealth the right to appoint one director to the Issuer's Board of Directors for a period of three years from December 1999. Pursuant to that right, Commonwealth appointed Mr. Falk to the Issuer's Board of Directors.

      The Agency Agreement dated April 4, 2001 between Commonwealth and the Issuer (the "2001 Agency Agreement") entered into in connection with the Note Offering gives Commonwealth the right to appoint two additional directors to the Issuer's Board of Directors

                                                             Page 11 of 16 pages


until such time as all of the Series C Convertible Stock of the Issuer ("C Preferred Stock"), which the Notes automatically convert into, has converted into Common Stock or there is otherwise less than 20% of the originally issued shares of C Preferred Stock outstanding; provided that Commonwealth agreed (pursuant to the 2001 Agency Agreement) that it may only designate one additional director until the holders of the B Preferred Stock no longer have the right to designate a director. Pursuant to this right, Commonwealth appointed Harold Blue to the Issuer's Board of Directors.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

      (a) Commonwealth may be deemed to be the beneficial owner of an aggregate of 6,645,327 shares of Common Stock, representing approximately 25.1% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 595,073 shares of Common Stock, and the right to acquire (i) 3,692,682 shares of Common Stock upon exercise of Warrants, (ii) 36,238 shares of Common Stock upon conversion B Preferred Stock, and (iii) 2,321,334 shares of Common Stock which are issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 6,645,327 shares of Common Stock, representing approximately 25.1% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      ComVest may be deemed to be the beneficial owner of an aggregate of 3,462,246 shares of Common Stock, representing approximately 14.5% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 3,242,627 shares of Common Stock upon exercise of Warrants, and
(ii) 219,619 shares of Common Stock upon conversion of B Preferred Stock

      Falk may be deemed to be the beneficial owner of an aggregate of 14,912,885 shares of Common Stock, representing approximately 43.1% of the issued and outstanding shares of Common Stock of the Issuer, as follows: In addition to the 6,645,327 and 3,462,246 shares beneficially owned respectively by Commonwealth and ComVest, which Falk may be deemed to beneficially own, Falk may be deemed to beneficially own 900,000 shares of Common Stock issuable upon exercise of the Commitment Warrant held by Venture Partners. In addition, Falk holds 180,836 shares of Common Stock, and has the right to acquire (i) 2,804,681 shares of Common Stock upon exercise of Warrants, (ii)164,715 shares of Common Stock upon conversion of B Preferred Shares, (iii) 5,000 shares of Common Stock upon exercise of Directors Options, and (iv) 750,080 shares of Common Stock which are issuable upon the conversion and exercise of shares of the C Preferred Stock and Placement Warrants issuable upon exercise of

                                                             Page 12 of 16 pages


Unit Purchase Options distributed to him by Commonwealth. Mr Falk is a manager and principal member of ComVest, and the Chairman and controlling equity owner of CAMC, which is (i) the general partner of, and the principal owner of the interests in, Commonwealth, and (ii) the sole member of the general partner of Venture Partners. Accordingly, Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      RMC may be deemed to be the beneficial owner of 8,000,000 shares of Common Stock, representing approximately 28.1% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire 8,000,000 shares of Common Stock issuable upon exercise of Warrants.

      Priddy may be deemed to be the beneficial owner of 9,370,976 shares of Common Stock, representing approximately 31.4% of the issued and outstanding shares of Common Stock of the Issuer, which includes (i) the 8,000,000 shares of Common Stock beneficially owned by RMC, of which Priddy is a manager and principal member of RMC, may be deemed to be the beneficial owner of, (ii) 373,538 shares of Common Stock issuable upon conversion of Warrants, and (iii) 997,438 shares of Common Stock issuable upon conversion of shares of B Preferred Stock.

      Keith Rosenbloom may be deemed to be the beneficial owner of 609,938 shares of Common Stock, representing 2.9% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 13,168 shares of Common Stock, and the right to acquire (i) 488,819 shares of Common Stock upon exercise of Warrants, (ii) 32,943 shares of Common Stock upon conversion B Preferred Stock, and (iii) 75,008 shares of Common Stock which are issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      Joseph Wynne may be deemed to be the beneficial owner of 109,151 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of 4,389 shares of Common Stock, and the right to acquire (i) 72,974 shares of Common Stock upon exercise of Warrants, (ii) 3,660 shares of Common Stock upon conversion B Preferred Stock, and (iii) 28,128 shares of Common Stock which are issuable upon the conversion and exercise of the C Preferred Stock and Warrants issuable upon the exercise of Unit Purchase Options.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                          Number of Shares
      ----                          ----------------
      Michael S. Falk               3,905,312 shares
      Robert Priddy                 1,370,976 shares
      Keith Rosenbloom                609,938 shares
      Joseph Wynne                    109,151 shares

                                                             Page 13 of 16 pages


(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) ComVest and Falk may be deemed to share such voting and disposition powers with respect to the 3,462,627 shares of Common Stock beneficially held by ComVest.

      (ii) Venture Partners and Falk may be deemed to share such voting and disposition powers with respect to the 900,000 shares of Common Stock beneficially held by Venture Partners .

      (iii) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 6,645,349 shares of Common Stock beneficially held by Commonwealth.

      (iv) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 8,000,000 shares of Common Stock beneficially held by RMC.

      (c) In the past 60 days, Commonwealth effected the following open market purchases:

                                                        Price
                              Shares                     Per
              Date            Purchased                 Share
              ----            ---------                 -----
            8/02/01            100,000                 $0.17530
            8/03/01             35,000                 $0.18
            8/09/01             10,000                 $0.18
            8/14/01              2,000                 $0.18
            8/15/01             43,500                 $0.18
            8/16/01              7,000                 $0.18
            8/17/01              2,500                 $0.18

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the 1999 Agency Agreement and 2001 Agency Agreement which requires representatives of Commonwealth to be elected to the Issuer's board of directors.

Item 7.     Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 14 of 16 pages


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:August 30, 2001               Commonwealth Associates, L.P.

                                          By: Commonwealth Associates
                                          Management Company, Inc., its general
                                          partner

                                          By: /s/ Joseph P. Wynne
                                             -----------------------------------
                                          Name: Joseph P. Wynne
                                          Title: Chief Financial Officer


Dated:August 30, 2001               Commonwealth Associates Management Company,
                                      Inc.

                                    By: /s/ Joseph P. Wynne
                                       -----------------------------------------
                                    Name: Joseph P. Wynne
                                    Title: Chief Financial Officer


Dated:August 30, 2001                ComVest Capital Partners LLC

                                    By:    /s/ Michael S. Falk
                                       -----------------------------------------
                                          Name: Michael S. Falk
                                          Title: Manager


Dated:August 30, 2001               RMC Capital, LLC

                                    By:   /s/ Robert Priddy
                                        ----------------------------------------
                                          Name: Robert Priddy
                                          Title: Manager


Dated: August 30, 2001                 /s/ Michael S. Falk
                                    --------------------------------------------
                                          Michael S. Falk


Dated: August 30, 2001                 /s/ Robert Priddy
                                     -------------------------------------------
                                          Robert Priddy

                                                             Page 15 of 16 pages


                                EXHIBIT INDEX

1.    Joint Filing Agreement

                                                             Page 16 of 16 pages

                            JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of eB2B Commerce, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated:August 30, 2001               Commonwealth Associates, L.P.

                                          By: Commonwealth Associates
                                          Management Company, Inc., its general
                                          partner

                                          By: /s/ Joseph P. Wynne
                                             -----------------------------------
                                          Name: Joseph P. Wynne
                                          Title: Chief Financial Officer


Dated:August 30, 2001               Commonwealth Associates Management Company,
                                      Inc.

                                    By: /s/ Joseph P. Wynne
                                       -----------------------------------------
                                    Name: Joseph P. Wynne
                                    Title: Chief Financial Officer


Dated:August 30, 2001                ComVest Capital Partners LLC

                                    By:      /s/ Michael S. Falk
                                       -----------------------------------------
                                          Name: Michael S. Falk
                                          Title: Manager


Dated:August 30, 2001               RMC Capital, LLC

                                    By:   /s/ Robert Priddy
                                        ----------------------------------------
                                          Name: Robert Priddy
                                          Title: Manager


Dated: August 30, 2001                 /s/ Michael S. Falk
                                    --------------------------------------------
                                          Michael S. Falk


Dated: August 30, 2001                 /s/ Robert Priddy
                                     -------------------------------------------
                                          Robert Priddy